File No. 82-3827

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / 325 /02

Finance Department
Tel. 02-537-4512

November 5 , 2002

02060354

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongto
Bangkok 10110

Dear Sir,

Subject: Appointment of the Remuneration Committee

PTT Exploration and Production Public Company Limited (PTTEP) would like to announce that the Board of Directors Meeting on October 29, 2002 has appointed the Remuneration Committee with a directorship term of 3 years as follows:

1. Mr.Prasit	Kovilaikool	Chairman
2. Mr.Prasert	Bunsumpun	Member
3. Mr.Anucha	Sihanatkathakul	Member

The duty of the Remuneration Committee is

1) to establish a guideline and a fair method of remuneration
2) propose for approval, the directors' remuneration to the Shareholders' Meeting, and the president's remuneration to the Board of Directors.

Yours sincerely,

Chitrapongse Kwangsukstith
President

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

File No. 82-3827 ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / ๓๒๖ /02

Finance Department
Tel. 0-2537-4512

November 5 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Exploration well result in Block 16-1, Vietnam

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTTEP Exploration and Production Public Company Limited (PTTEP), which has a participation interest in the exploration Block 16-1, offshore Vietnam, and which recently has received approval from the Vietnamese Government to increase its participation interest in the block from 15% to 28.50%.

The Company wishes to announce the exploration drilling result of well 16-1-VT-1X, the second exploration well in Block 16-1. Testing was conducted between intervals of 2,086-2,490 meters from sandstone and granite basement, with flow rate of approximately 3,500 barrels per day of crude oil (through 2 inch choke size).

In addition, there are several prospects in the Block 16-1. The drilling result of this prospect, 16-1-VT-1X, indicates a good petroleum potential. The company expects to drill more wells in order to appraise this prospect before commencing any development and production plan in the future.

Yours sincerely,

Chitrapongse Kwangsukstith
President